Exhibit 3.1

Companies Act (Revised)

Company Limited by Shares

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF XINXU COPPER INDUSTRY TECHNOLOGY LIMITED 鑫旭铜业科技有限公司

(Adopted by special resolution passed on July 10, 2025)

Filed: 18-Jul-2025 16:18 EST
www.verify.gov.ky File#: 326739	Auth Code: J82325361617

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

Xinxu Copper Industry Technology Limited

鑫旭铜业科技有限公司

Adopted by special resolution on July 10, 2025

1	The name of the Company is Xinxu Copper Industry Technology Limited.

2	The dual foreign name of the Company is 鑫旭铜业科技有限公司].

3	The Company’s registered office is situated at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

4	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

5	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

6	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

Filed: 18-Jul-2025 16:18 EST
www.verify.gov.ky File#: 326739	Auth Code: J82325361617

7	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

8	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

9	The share capital of the Company is HK$390,000 divided into 780,000,000 shares with a par value of HK$0.0005 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

10	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Filed: 18-Jul-2025 16:18 EST
www.verify.gov.ky File#: 326739	Auth Code: J82325361617